April 27, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention: Pamela A. Long, Assistant Director

Re:                               PetroLogistics LP
Amendment No. 6 to Registration Statement on

Form S-1 Filed April 23, 2012
File No.: 333-175035

Ladies and Gentlemen:

This letter sets forth the response of PetroLogistics LP (the “Registrant”) to the comment letter (the “Comment Letter”) dated April 26, 2012, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 6 to the Registrant’s Registration Statement on Form S-1 filed on April 23, 2012 (as amended, the “Registration Statement”).  This letter is being filed with Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”).  In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence.  We have also sent to your attention via courier two courtesy copies of the Amended Registration Statement marked to show changes from Amendment No. 6 to the Registration Statement.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.  Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

General

1.                        Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•                  Describe how and when a company may lose emerging growth company status;

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•                  A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  Your election under Section 107(b) of the Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:  The Registrant has advised us that it will not avail itself of the exemptions that would otherwise be available to it as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act.  As requested, the Registrant undertakes to include the following disclosure in the final prospectus that it files with the Commission pursuant to Section 424(b) of the Securities Act of 1933, as amended:

On the Prospectus Front Cover

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).  However, we will not take advantage of any exemptions or other relief provided to emerging growth companies under the JOBS Act.

In the Section of the Prospectus Entitled “Summary”

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and securityholder approval of any golden parachute payments not previously approved. We will not take advantage of any of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common units that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Item 16. Exhibits and Financial Statement Schedules, page II-2

2.                        Please revise the description of Exhibit 8.1 to remove the “Form of” language.

Response:  The Registrant has revised the Registration Statement as requested. Please see page II-2 of the Amended Registration Statement.

Please contact Mike Rosenwasser (212.237.0019), James J. Fox (212.237.0131) or John P. Johnston (212.237.0039) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins LLP

cc:	Kevin Sterzel (Securities and Exchange Commission)
John Cash (Securities and Exchange Commission)
Era Anagnosti (Securities and Exchange Commission)
Nathan Ticatch (PetroLogistics LP)
G. Michael O’Leary (Underwriter’s counsel)
Mike Rosenwasser (Registrant’s counsel)